Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, KY  40223

December 28, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-4561

Attention:              Mr. John P. Nolan
Senior Assistant Chief Accountant

Re:          Porter Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 30, 2015
Form 10-Q for the Period Ended September 30, 2015
Filed November 12, 2015
File No. 001-33033

Dear Mr. Nolan:

On behalf of Porter Bancorp, Inc. (“Porter”), I am hereby responding to the letter from the Commission’s staff dated December 21, 2015, which requires Porter to provide information within ten business days with respect to Porter’s Form 10-K for the year ended December 31, 2014 and Form 10-Q for the period ended September 30, 2015.  As we discussed on December 28, 2015, Porter will respond to the Commission’s request for information by Tuesday, January 19, 2016.

Please call me at 502-499-4800 if you have any questions.

Sincerely,

Phillip W. Barnhouse
Chief Financial Officer